EXHIBIT 23.2


                 CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Adams Golf, Inc.

We consent to the incorporation by reference in this Registration Statement No. 333-____________ on Form S-8 of Adams Golf, Inc. of our report dated February 20, 2003, except as to Notes 11 and 17 which are as of March 28, 2003 relating to the consolidated balance sheets of Adams Golf, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report is included in the December 31, 2002 Annual Report on Form 10-K of Adams Golf, Inc.



                                   KPMG LLP

Dallas, Texas
January 28, 2004